FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of April, 2004

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                          Form 20-F  X      Form 40-F
                                   -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)
                              Yes          No  X
                                 -----       -----

  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

         An announcement on the notice of extraordinary general meeting, made on April 29, 2004, in English by Huaneng Power International Inc.


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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                          HUANENG POWER INTERNATIONAL, INC.

                          By  /s/ Wang Xiaosong
                            -------------------------------

                          Name:    Wang Xiaosong
                          Title:   Vice Chairman


Date:     April 29, 2004


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                      [GRAPHIC OMITTED][GRAPHIC OMITTED]

   (A Sino-foreign joint stock limited company incorporated in the People's
                              Republic of China)

                               (Stock Code: 902)

                    NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an extraordinary general meeting of Huaneng Power International, Inc. (the "Company") will be held at 9 a.m. on 15th June, 2004 (Tuesday) at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, The People's Republic of China, for the purpose of considering and, if thought fit, passing the following ordinary resolutions:

                             Ordinary resolutions:

1. To approve the acquisition of 40% interest in Hebei Hanfeng Power Generation Limited Liability Company and 90% interest in Jinggangshan Huaneng Power Generation Limited Liability Company held by China Huaneng Group by the Company and the Agreement for Transfer of Huaneng Group Interest.

2. To approve the acqusition of 55% interest in Huaneng Hunan Yueyang Power Generation Limited Liability Company, 60% interest in Huaneng Chongqing Luohuang Power Generation Limited Liability Company and the entire assets and liabilities of Huaneng International Power Development Corporation Yingkou Branch Company and the Agreement for Transfer of HIPDC Interest.

3. To approve the guarantee arrangments and agreements between Hebei Hanfeng Power Generation Limited Liability Company, Jinggangshan Huaneng Power Generation Limited Liability Company and China Huaneng Group, and subject to the completion of the Acquisition and the transfer of 10% interest in Jinggangshan Huaneng Power Generation Limited Liability Company held by Jiangxi Province Investment Corporation to the Company, the Company's taking up of the existing guarantee of Jinggangshan Huaneng Power Generation Limited Liability Company originally provided by China Huaneng Group. (Note 1)

4. To approve the entrusted loan arrangement between Huaneng Hunan Yueyang Power Generation Limited Liability Company, Huaneng International Power Development Corporation and China Huaneng Finance Company; To approve the entrusted loan arrangement in respect of Yingkou Power Plant between the Company, Huaneng International Power Development Corporation and China Huaneng Finance Company; To approve the arrangement between the Conmpany and Huaneng International Power Development Corporation regarding the account payables of Yingkou Power Plant; and To approve the arrangement regarding the foreign loan between Huaneng International Power Development Corporation and Huaneng Chongqing Luohuang Power Generation Limited Liability Company. (Note 2)

5. To approve the the loan and deposit arramgement between Jinggangshan Huaneng Power Generation Limited Liability Company and China Huaneng Finance Company; To approve, subject to the completion of the Acquisition and the transfer of 10% interest in Jinggangshan Huaneng Power Generation Limited Liability Company held by Jiangxi Province Investment Corporation to the Company, the Company's taking up of the aforesaid rights and obligations of Jinggangshan Huaneng Power Generation Limited Liability Company; To approve the deposit arrangement between Huaneng Chongqing Luohuang Power Generation Limited Liability Company, Huaneng Hunan Yueyang Power Generation Limited Liability Company and China Huaneng Group. (Note 3)

                                                      By Order of the Board
                                                            Huang Long
                                                         Company Secretary

29th April, 2004


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Registered address of the Company:
West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People's Republic of China

Notes:

1. (The terms used hereinafter shall have the same meaning as stated in the announcement made by the Company dated 16th April, 2004)

         (i) Pursuant to the four (loan) guarantee agreements (numbered [98]01, [98]02, [98]03, [99]02 respectively), Hebei Province
                  Power Company provided joint liability guarantee for the loans of an aggregate amount of RMB1,684 million that Hanfeng Power Plant borrowed from China Construction Bank Handan Hanfeng Power Plant Branch between 1996 and 1999. According to the guarantee agreement dated 30th September, 2000 and the amendment agreement dated 10th October, 2002 between Hebei Province Power Company and the State Development Bank, Hebei Province Power Company provided joint liability guarantee for 42% of the RMB745 million loan that Hanfeng Power Plant borrowed from the State Development Bank (i.e. RMB312.9 million). On 27th November, 2003, China Huaneng Group entered into the Agreement. According to the Approval regarding reorganization and division of power generating assets of China Power Corporation (Jijichu [2002]2704) issued by the former State Development and Planning Commission and other relevant documents, 40% of the interest in the registered capital of Hanfeng Power Plant held by Hebei Province Power Company was transferred to China Huaneng Group. On 27th November, 2003, China Huaneng Group entered into an agreement in relation to the transfer and delivery of Hanfeng Project as part of power system reform with Hebei Province Power Company, pursuant to which, inter alia, the five commercial bank loan guarantee provided by Hebei Province Power Company to Hanfeng Power Plant, with an aggregate guarantee amount of RMB1736.9 million, were to be taken over by China Huaneng Group. As at 31st March, the total outstanding amount of the aforesaid guarantee was RMB1.48430 billion.

         (ii) Pursuant to the (loan) guarantee agreement dated 24th October, 2000 between China Huaneng Group and China Construction Bank Jian City Branch, China Huaneng Group provided joint liability guarantee for the RMB1,560 million loan borrowed by Jinggangshan Power Plant from China Construction Bank Jian City Branch pursuant to the loan agreement numbered GDZCDK - 2000-519. The outstanding amount of the above guarantee was RMB1.24525 billion as at 31st March, 2004.

         As at 31st March 2004, the outstanding amount of the above guarantee transactions in total was RMB2.72955 billion.

2. (The terms used hereinafter shall have the same meaning as stated in the announcement made by the Company dated 16th April, 2004)

         (i) Pursuant to the contract for incorporation of Huaneng Yueyang Power Generation Limited Liability Company entered into between HIPDC and Hunan Provincial Local Power Assets Management Limited Company in September 2003, the investment of RMB546.97 million originally made by HIPDC into Yueyang Power Plant would be treated as a debt owned by Yueyung Power Plant to HIPDC by entering into entrusted loan arrangement at the time when the conversion of Yueyang Power Plant into a limited liability company from HIPDC's branch company took place. The entrusted loan agreement would be for a term from 30th September, 2003 to 30th September, 2004 at the interest rate of 5.31% per annum. As at 31st March, 2004, the amount involved was RMB510.86 million.

         (ii) Pursuant to the loan transfer agreement regarding the mixed term loan by Credit Mutuel Confederation Nationale and Credit Agricole (Chongqing Luohuang Power Plant Project) dated 2nd June, 1988 between HIPDC and the Bank of China, the Bank of China transferred to HIPDC loans with the aggregate amount not exceeding 1,477,085,485 francs (of which approximately 45% being government loan, approximately 54% as purchaser credit and approximately 1% being purchaser credit insurance fee loan). The term of the loan was 30 years. The interest rate for the government loan was 2% per annum, the purchaser credit interest rate was 7.4% per annum, the rate of the loan transfer fee for the government loan was 0.15% per annum and the rate of the loan transfer fee for the purchaser credit is 0.1%. As at 31st March, 2004, the outstanding amount of the above loans is Euro 80,979,180 and RMB816.8 million.

         (iii) Pursuant to the loan transfer agreement regarding the French purchaser credit loan for the project of Huaneng Luohuang Power Plant Phase II dated 28th November, 1995 between HIPDC and the Bank of China, the Bank of China transferred to HIPDC loans with an aggregate amount of USD297,746,666. The term of the loan was 16 years. The first repayment date was 21st March, 2000, and there should be 24 instalments of payment in 12 years, with the same amount of repayment being made each half year. The interest rate was 5.95% per annum, the rate of the transfer handling fee was 0.35% per annum. As at 31st March 2004, the outstanding amount of the above loans was US180,896,874 (i.e. RMB1.46730 billion).

         (iv) According to Yingkou Power Plant's balance sheet as at 31st December 2003 audited by KPMG, Yingkou Power Plant owed to HIPDC a short term payable of RMB1,264,651,910 and a long term loan of RMB614,275,497. According to the Agreement for Transfer of HIPDC Interest, upon completion, the Company should repay the short term payable of RMB1,264,651,910 in full (without interest) to HIPDC within two years from the closing of the acquisition of the HIPDC Interest; while in relation to the RMB614,275,497 long-term loan owed by Yingkou Power Plant to HIPDC, the Company should arrange an entrusted loan arrangement with HIPDC through China Huaneng Finance Company, with a term of 5 years payable by equal instalments annually at an annual interest rate as quoted by The People's Bank of China from time to time.

3. (The terms used hereinafter shall have the same meaning as stated in the announcement made by the Company dated 16th April, 2004)

         (i) According to the RMB loan agreement entered into between Jinggangshn Power Plant and China Huaneng Finance Company in July 2003, Jinggangshan obtained a loan of RMB20 million from China Huaneng Finance Company for a term from 27th June, 2003 to 27th June, 2004 at a monthly interest rate of 3.9825%, which at the time of siging the agreement, lower than the leading rate of The People's Bank of China. As at 31st March, 2004, the outstanding loan amount was RMB20 million.

         (ii) As at 31st March, 2004, the deposit of Jinggangshan Power Plant in China Huaneng Finance Company was RMB97.64 million. The interest rate of the above deposit was not lower than the then prevailing bank deposit interest rate.

         (iii) As at 31st March, 2004, the deposit of Yueyang Power Plant in China Huaneng Finance Company was RMB30.41million. The interest rate of the above deposit was not lower than the then prevailing bank deposit interest rate.

         (iv) As at 31st March, 2004, the remaining deposit of Luohuang Power Plant in China Huaneng Finance Company was RMB215.02million. The interest rate of the above deposit is not lower than the then prevailing bank deposit interest rate.

         (v) An entrusted loan agreement to be entered into between HIPDC, China Huaneng Finance Company and Yueyang Power Plant, pursuant to which the entrusted term loan would be for a term from 30th September, 2003 to 30th September, 2004 at the interest rate of 5.31% per annum. As at 31st March, 2004, the outstanding amount was RMB510.86 million.

         (vi) An entrusted loan agreement to be entered into between China Huaneng Finance Company, and the Company's Yingkou Power Plant for a term of 5 year (same amount on equal instalment) at a rate same as the heading rate quoted by The People's Bank of China from time to time.

4.       Eligibility for attending the Extraordinary General Meeting

         Holders of the Company's foreign Shares whose names appear on the HK$ Dividend foreign Shares Register and/or the US$ Dividend foreign Shares Register maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by the Company at the close of business on 14th May, 2004 are eligible to attend the Extraordinary General Meeting.

5.       Proxy

         (i) A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on behalf of him. A proxy needs not be a shareholder.

         (ii) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

         (iii) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the Company and, in the case of holders of foreign Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

         (iv) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

6.       Registration procedures for attending the Extraordinary General
         Meeting

         (i) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

         (ii) Holders of foreign Shares and domestic shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 25th May, 2004.

         (iii) Shareholders may send the above reply slip to the Company in person, by post or by fax (Attn: The Secretary office of the Board).

7.       Closure of Register of Members

         The register of members of the Company will be closed from 14th May, 2004 to 14th June, 2004 (both days inclusive).

8.    Other Businesses

         (i) The Extraordinary General Meeting will not last for more than half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

         (ii) The address of the share registrar for Foreign Shares of the Company, Hong Kong Registrars Limited is at:

                  1901-5
                  19/F., Hopewell Centre
                  183 Queen's Road East,
                  Hong Kong

         (iii)    The registered address of the Company is at:

                  West Wing, Building C,
                  Tianyin Mansion,
                  2C Fuxingmennan Street,
                  Xicheng District,
                  Beijing 100031,
                  The People's Republic of China

                  Telephone No.: (+86)-10-66491999
                  Facsimile  No.: (+86)-10-66491860

The Board comprises of:

Li Xiaopeng                                       Gao Zongze
(Non-executive director)                          (Independent director)
Wang Xiaosong                                     Zheng Jianchao
(Non-executive director)                          (Independent director)
Ye Daji                                           Qian Zhongwei
(Executive director)                              (Independent director)
Huang Jinkai                                      Xia Donglin
(Non-executive director)                          (Independent director)
Liu Jinlong
(Non-executive director)
Shan Qunying
(Non-executive director)
Yang Shengming
(Non-executive director)
Xu Zujian
(Non-executive director)